UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 27, 2006

Via Facsimile (65) 6226 0502 and US Mail

Philip Ting Sii Tien
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

	Re:	China Yuchai International Limited
		Form 20-F
		Filed July 15, 2005
		Response Letters Dated August 4, 2006 and September 7,
2006
 		File No. 1-13522

Dear Mr. Tien:

      We have reviewed your response dated September 7, 2006 and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment two. Please confirm, if true, that Xinfei conducts its North Korean operations independent of you and your employees, and that Xinfei`s North Korean expenses and revenues do not affect your expenses and revenues. If, however, you or your subsidiaries` operations are affected by Xinfei`s North Korean operations, please discuss such overlapping or interrelated operations and expand your materiality analysis to take into account the North Korean contacts. For example, if you or your subsidiaries` operations are affected by Xinfei`s North Korean operations, express revenues from those operations as a percentage of your own total sales revenues, instead of as a percentage of Xinfei`s total sales revenues, and identify the significant factors underlying your conclusion that such North Korean contacts are qualitatively immaterial.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-
3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
Philip Ting Sii Tien
China Yuchai International Limited
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